Pricing Term Sheet	Issuer Free Writing Prospectus
Dated January 24, 2013	Filed Pursuant to Rule 433
Registration Statement No. 333-183336
Supplementing the Preliminary
Prospectus Supplements dated January 23, 2013
(To Prospectus dated August 16, 2012)

Molycorp, Inc.

5.50% Convertible Senior Notes due 2018

and

Common Stock

The information in this pricing term sheet relates to Molycorp, Inc.’s offering of its 5.50% Convertible Senior Notes due 2018 (the “Notes Offering”) and its offering of shares of its common stock (the “Common Stock Offering”) and should be read together with the preliminary prospectus supplement dated January 23, 2013 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and the preliminary prospectus supplement dated January 23, 2013 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), in each case, including the documents incorporated by reference therein, and the base prospectus dated August 16, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-183336.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

General

Issuer:	Molycorp, Inc. (“Molycorp”)

Ticker / Exchange:	MCP / The New York Stock Exchange (“NYSE”)

Notes Offering

Securities offered:	5.50% Convertible Senior Notes due 2018 (the “Notes”)

Aggregate principal amount offered (excluding the underwriters’ over-allotment option):	$150,000,000

Officer, director and significant stockholder participation:

Constantine Karayannopoulos, Molycorp’s President and Chief Executive Officer, some of Molycorp’s other executive officers and directors and Molibdenos y Metales S.A., one of Molycorp’s significant stockholders, have indicated their intention to purchase up to $20,500,000 aggregate principal amount of the Notes.

Offering price:	The Notes will be issued at a price of 100% of their principal amount, plus accrued interest, if any, from January 30, 2013.

Underwriters’ over-allotment option:	$22,500,000 aggregate principal amount of Notes

Annual interest rate:	The Notes will bear interest at a rate equal to 5.50% per annum from January 30, 2013.

Interest payment dates:	February 1 and August 1 of each year, beginning on August 1, 2013

Maturity date:	February 1, 2018

Conversion premium:	Approximately 20.0% above the public offering price in the Common Stock Offering

Initial conversion price:	Approximately $7.20 per share of Common Stock

Initial conversion rate:	138.8889 shares of Common Stock per $1,000 principal amount of Notes

CUSIP:	608753 AH2

ISIN:	US608753AH26

Ranking:	The Notes will be Molycorp’s senior unsecured obligations and will rank:

• senior in right of payment to Molycorp’s existing and future indebtedness that is expressly subordinated in right of payment to the Notes;

• equal in right of payment to Molycorp’s existing and future unsecured indebtedness that is not so subordinated;

• effectively junior in right of payment to any of Molycorp’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• structurally junior to all existing and future indebtedness (including trade payables) incurred by Molycorp’s subsidiaries.

Fundamental change:

If Molycorp undergoes a “fundamental change” (as defined in the Notes Preliminary Prospectus Supplement), subject to certain conditions, holders may require Molycorp to repurchase for cash all or part of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Notes Preliminary Prospectus Supplement.

Redemption at Molycorp’s option:

Molycorp may not redeem the Notes prior to February 1, 2016. Molycorp may redeem for cash all or part of the Notes, at its option, on any business day on or after February 1, 2016 if the last reported sale price of the Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which Molycorp provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which Molycorp provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is

	provided for the Notes, which means that Molycorp is not required to redeem or retire the Notes periodically.

Molycorp will give notice of any redemption not less than 40 nor more than 60 calendar days before the redemption date by mail or electronic delivery to the trustee, the paying agent and each holder of Notes. See “Description of Notes—Optional Redemption” in the Notes Preliminary Prospectus Supplement.

Use of proceeds:

Molycorp estimates that the net proceeds from the Notes Offering will be approximately $143.5 million (or approximately $165.1 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated fees and expenses payable by Molycorp.

Molcyorp intends to use the net proceeds from the Notes Offering, along with any net proceeds Molycorp receives from the Common Stock Offering, to fund current capital needs for capital expenditures and other cash requirements for 2013, including, without limitation, capital expenditures at the Molycorp Mountain Pass facility. See “Use of Proceeds” in the Notes Preliminary Prospectus Supplement.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to Molycorp:

		Per Note	Total
	Public offering price(1)	$1,000.00	$150,000,000.00
	Underwriting discounts and commissions	$40.00	$6,000,000.00
	Proceeds, before expenses, to Molycorp	$960.00	$144,000,000.00

	(1) Plus accrued interest, if any, from the Settlement Date.

Adjustment to conversion rate upon a make-whole fundamental change:

The table below sets forth the number of additional shares, if any, of Common Stock to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” as described in the Notes Preliminary Prospectus Supplement, based on the stock price and effective date of the make-whole fundamental change.

	Stock Price
Effective Date	$6.00	$7.00	$8.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00
January 30, 2013	27.7777	20.5610	16.0377	10.9239	7.6601	5.7493	3.5146	2.2233	1.3987	0.8522	0.4891	0.1102
February 1, 2014	27.7777	17.9193	13.1376	8.2668	5.6132	4.2069	2.6140	1.6858	1.0795	0.6661	0.3842	0.0825
February 1, 2015	27.7777	15.2267	9.7490	4.9109	3.0578	2.2946	1.4571	0.9614	0.6318	0.3996	0.2338	0.0465
February 1, 2016	27.7777	13.6812	6.6074	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2017	27.7777	12.1195	5.5346	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2018	27.7777	3.9682	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                 If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•                 If the stock price is less than $6.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 166.6666 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Notes Preliminary Prospectus Supplement.

Common Stock Offering

Securities offered (excluding the underwriters’ option to purchase additional Shares):

45,166,666 shares of common stock, par value $0.001 per share, of Molycorp (the “Common Stock”), of which 37,500,000 shares are being offered and sold by Molycorp (the “Primary Shares”) and up to 7,666,666 shares will be loaned by Molycorp to the Share Borrower (the “Borrowed Shares”). 6,333,333 of the Borrowed Shares (the “Initial Borrowed Shares”) will be sold by Morgan Stanley & Co. LLC, one of the Underwriters of the Common Stock Offering, concurrently with the Primary Shares for settlement on the Settlement Date. The remaining up to 1,333,333 Borrowed Shares (the “Supplemental Borrowed Shares”) may be sold from time to time by the Share Borrower, or its affiliates, following the sale of the Initial Borrowed Shares, in transactions, including block sales, on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The Supplemental Borrowed Shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of the Supplemental Borrowed Shares, the Share Borrower, or its affiliates, may effect such transactions by selling the shares of Common Stock to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the Share Borrower and/or from purchasers of shares of Common Stock for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the Share Borrower, or its affiliates, sells any Supplemental Borrowed Shares, it or its affiliates may, in its discretion, purchase an equal number of shares of Common Stock on the open market.

Officer and significant stockholder participation:

Constantine Karayannopoulos, Molycorp’s President and Chief Executive Officer, and Molibdenos y Metales S.A., one of Molycorp’s significant stockholders, have indicated their intention to purchase up to an aggregate of $90,100,000 of the Common Stock in the Common Stock Offering.

Underwriters’ option to purchase additional Shares:	5,625,000 Primary Shares

Share Borrower:	Morgan Stanley Capital Services LLC, an affiliate of Morgan Stanley & Co. LLC

Share lending agreement:

The Borrowed Shares will be lent by Molycorp to the Share Borrower pursuant to a share lending agreement between Molycorp and the Share Borrower, acting through its agent. While the Borrowed Shares will be considered issued and outstanding for corporate law purposes, Molycorp believes that under U.S. generally accepted accounting principles currently in effect, the Borrowed Shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the Borrowed Shares are required to be returned to Molycorp. Molycorp will not receive any proceeds from the sale of the Borrowed Shares in the Common Stock Offering, but will receive a nominal lending fee from the Share Borrower for the use of the Borrowed Shares.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to Molycorp:

	Per Primary Share	Per Borrowed Share	Total
Public offering price	$6.00	$6.00	$262,999,998.00
Underwriting discounts and commissions(1)	$0.36	$0.00	$13,500,000.00
Proceeds, before expenses, to Molycorp	$5.64	$0.00	$211,500,000.00

(1) Will not apply to shares of Common Stock purchased by officers and certain significant stockholders.

Other Offering Information

Trade date:	January 25, 2013

Settlement date:	January 30, 2013

Joint book-running managers for the Notes Offering:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC

Underwriters of the Common Stock Offering:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Goldman, Sachs & Co.

The Issuer has filed a registration statement (including the Notes Preliminary Prospectus Supplement, the Common Stock Preliminary Prospectus Supplement, each dated January 23, 2013, and an accompanying prospectus for each, dated August 16, 2012) with the Securities and Exchange Commission, or SEC, for the

Notes Offering and the Common Stock Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement, the Common Stock Preliminary Prospectus Supplement and each accompanying prospectus in that registration statement and other documents Molycorp has filed with the SEC for more complete information about Molycorp, the Notes Offering and the Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Notes Preliminary Prospectus Supplement and the accompanying prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014 (email address: prospectus@morganstanley.com) or from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204 and copies of the Common Stock Preliminary Prospectus Supplement and the accompanying prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014 (email address: prospectus@morganstanley.com), from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204 or from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, or email: prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Notes Preliminary Prospectus Supplement, the Common Stock Preliminary Prospectus Supplement, each dated January 23, 2013, and the accompanying prospectus, dated August 16, 2012. The information in this communication supersedes the information in the Notes Preliminary Prospectus Supplement, the Common Stock Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Notes Preliminary Prospectus Supplement, Common Stock Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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